Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-217359

May 16, 2017

Bright Scholar Education Holdings Limited

Bright Scholar Education Holdings Limited, or the Company, has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. International plc by telephone at +1-917-606-8487 or by emailing prospectus@morganstanley.com; Deutsche Bank Securities Inc. by telephone at +1-800-503-4611 or by emailing prospectus.CPDG@db.com; China Merchants Securities (HK) Co., Ltd. by telephone at +852-3189-6888 or by emailing gcmgroup@cmschina.com.hk; or BNP Paribas Securities Corp. by telephone at +1-888-860-5378 or by emailing dl.nyk_elo@us.bnpparibas.com. You may also access the Company’s most recent prospectus dated May 5, 2017, which is included in Amendment No. 1 to the Company’s registration statement on Form F-1, as filed with the SEC on May 5, 2017, or Amendment No. 1, by visiting EDGAR on the SEC website at: https://www.sec.gov/Archives/edgar/data/1696355/000119312517161012/d304113df1a.htm.

The following information supplements and updates the information contained in the Company’s preliminary prospectus dated May 5, 2017, or the Preliminary Prospectus. This free writing prospectus reflects the following amendments that were made to the Preliminary Prospectus. All references to page numbers are to page numbers in Amendment No. 1.

(1) Amend “Use of proceeds” on page 8:

Use of proceeds	We expect to receive net proceeds of approximately US$123.5 million from this offering, assuming an initial public offering price of US$9.00 per ADS, which is the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Subject to the requirements and limitations under the PRC foreign exchange controls, we intend to use the net proceeds from this offering for launching new schools, marketing and brand promotion, curriculum design and other research and development efforts, and selective investments and acquisitions and general corporate purposes. See “Use of Proceeds” for additional information.

(2) Add the following before the last paragraph on page 30:

As a result of the requirements and limitations outlined above, the amount of funds that we can directly contribute to our operations in China through Zhuhai Bright Scholar, a foreign-invested enterprise indirectly held by us, is limited. We are currently able to fund our operations in China by (1) contributing the initially subscribed registered capital of up to RMB10 million (approximately US$1.5 million) in Zhuhai Bright Scholar, and (2) providing shareholder loans of up to RMB4 million (approximately US$0.6 million), which is the difference between its total investment amount and registered capital, to Zhuhai Bright Scholar. We also plan for Zhuhai Bright Scholar to apply to the local MOFCOM office to increase its registered capital and total investment amount so we can make further capital contributions and provide more shareholder loans to Zhuhai Bright Scholar. Moreover, we intend to establish new foreign-invested enterprises to facilitate our business expansion and make additional investments in the manners described above. However, we cannot be certain that local MOFCOM offices will approve Zhuhai Bright Scholar’s application or our establishment of foreign-invested enterprises in a timely manner, or at all. In the meantime, our schools in China may not receive the funding they need to operate and expand in accordance with our plans.

(3) Substitute the following paragraph for the second paragraph on page 51:

The primary purposes of this offering are to create a public market for our ADSs for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We plan to use the net proceeds of this offering as follows:

•	approximately 50.0% for launching new schools; however, we are currently able to remit approximately US$2.1 million into Zhuhai Bright Scholar, a foreign-invested enterprise indirectly owned by us in China, for purposes of launching new schools, and if we intend to apply more proceeds towards this purpose, we will need to obtain PRC government registration and approval, which may take up to several months and involve substantial uncertainty;

•	approximately 15.0% for marketing and brand promotion;

•	approximately 15.0% for curriculum design and other research and development efforts; and

•	approximately 20.0% for selective investments and acquisitions and general corporate purposes.

(4) Substitute the following paragraphs for the last paragraph on page 51:

We intend to apply the net proceeds of this offering towards launching new schools by withdrawing the RMB funds converted from the U.S. dollars held in the account of Zhuhai Bright Scholar for a number of purposes that fall within its business scope or otherwise permitted under PRC laws and regulations. For example, Zhuhai Bright Scholar may provide loans to individual schools for substantial expenditures (such as those for construction and improvement of school facilities, rent for school facilities and staff salaries) or as working capital, or it may advance funds to them for purchasing school supplies.

Subject to the requirements and limitations outlined below, we are currently able to fund our operations in China by (1) contributing the initially subscribed registered capital of up to RMB10 million (approximately US$1.5 million) in Zhuhai Bright Scholar, and (2) providing shareholder loans of up to RMB4 million (approximately US$0.6 million) to Zhuhai Bright Scholar. We also plan for Zhuhai Bright Scholar to apply to the local MOFCOM office to increase its total investment amount and registered capital so we can make further capital contributions and provide more shareholder loans to Zhuhai Bright Scholar to support the launching of new schools. We also plan to establish new foreign-invested enterprises to facilitate our business expansion and make additional investments in the manners described below.

In general, we may apply the net proceeds raised in this offering into China through several approaches, primarily including (1) capital contribution to Zhuhai Bright Scholar and/or new foreign-invested enterprises, and (2) shareholder loans to Zhuhai Bright Scholar and/or new foreign-invested enterprises. A foreign-invested enterprise must have a registered capital and a total investment amount approved by local MOFCOM offices. See “PRC Regulation—Regulations on loans to and direct investment in the PRC entities by offshore holding companies” for the statutory limitation on the total investment amount vis-à-vis the registered capital.

•	Under the first approach, we may transfer the net proceeds into Zhuhai Bright Scholar or other foreign-invested enterprise we establish to contribute the initially subscribed registered capital. If the registered capital is not sufficient to cover the intended capital contribution, we may apply to the local MOFCOM office to increase its registered capital and total investment amount. The local MOFCOM office will consider the proposed use of capital and business plan before approving the increases. Establishing new foreign-invested enterprises is also subject to the approval of local MOFCOM offices.

•	Under the second approach, we may provide shareholder loans to Zhuhai Bright Scholar or other foreign-invested enterprise we establish, which is subject to the registration with local SAFE offices. The aggregate loan amount may not exceed the difference between the total investment amount and the registered capital of such foreign-invested enterprise, and we may apply to the local MOFCOM office to increase the registered capital and the total investment amount in order to loan a sufficient amount of funds to the foreign-invested enterprise.

We cannot guarantee that we will be able to obtain the government registrations or approvals necessary to make capital contributions or provide loans on a timely basis, if at all. Any failure will delay or prevent us from applying the net proceeds from this offering to our PRC subsidiaries and affiliated entities. See “Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and affiliated entities, which could harm our liquidity and our ability to fund and expand our business.”

(5) Add the following paragraphs after the second last paragraph on page 135:

According to the Provisional Regulations for the Proportion of Registered Capital to Total Amount of Investment of Joint Ventures Using Chinese and Foreign Investment issued by SAIC on February 17, 1987 and Decision on Amending the Provisions on the Merger or Acquisition of Domestic Enterprises by Foreign Investors issued by MOFCOM on August 8, 2006, if the registered capital of a foreign-invested enterprise is less than US$2.1 million, its total investment amount may not exceed 1.4 times the registered capital; if the registered capital of a foreign-invested enterprise is more than US$2.1 million but less than US$5 million, its total investment amount may not exceed two times the registered capital; if the registered capital of a foreign-invested enterprise is more than US$5 million but less than US$12 million, its total investment amount may not exceed 2.5 times the registered capital; and if the registered capital of a foreign-invested enterprise is more than US$12 million, its total investment amount may not exceed three times the registered capital.

According to the Measures for the Administration of Foreign Debt Registration issued by SAFE on April 28, 2013, the statutory limit on the amount of loans from an overseas shareholder to a foreign-invested enterprise is the difference between the total investment amount and the registered capital of the foreign-invested enterprise.

Zhuhai Bright Scholar, a foreign-invested enterprise indirectly held by us, currently has a total investment amount of RMB14 million (approximately US$2 million) and an initially subscribed registered capital RMB10 million (approximately US$1.5 million). We may provide shareholder loans of up to the U.S. dollar equivalent of RMB4 million (approximately US$0.6 million) to Zhuhai Bright Scholar, which is the difference between its total investment amount and registered capital. According to Interim Measures for the Administration of the Establishment and Modification of Foreign Invested Enterprises issued by MOFCOM on October 8, 2016, the increase of total investment amount and registered capital of a foreign-invested enterprise must be registered with local MOFCOM offices, which is an administrative procedure that may take up to several months in local practice.